United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766EXTRACT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.On April 1ˢᵗ, 2021, at 4:30 pm, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi and Lucio Azevedo. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors unanimously approved the following: “SHARE BUYBACK PROGRAM – (…) the Board of Directors approved, upon the favorable report of the Financial Committee, the acquisition, by Vale and/or any of its controlled companies, of up to 270,000,000 common shares issued by Vale, or depositary receipts representing such shares, corresponding to up 5.3% of the company capital stock, for the purpose of cancellation and/or subsequent alienation after closing of the buyback period, subject to the following: (i) quantity to be alienated: up to 5.6 million common shares outstanding in the market, which can be held in treasury until their effective sale for use in the awarding of executives eligible to executive retention programs for the next 5 years; (ii) quantity to be cancelled: the difference between the shares acquired and those sold (or to be sold) within the scope of Vale's executive retention programs. The shares will be kept in treasury until cancelation; (iii) maximum term for acquisition: 12 months, counted from the deliberation of the Board of Directors; (iv) price: the acquisition must be carried out on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão e New York Stock Exchange) at market prices as of the respective acquisition dates; and (v) intermediary financial institutions: (v.a) Ágora CTVM, with registered office at Paulista Avenue 1450, 3rd floor, São Paulo, SP, CEP: 01310-100; (v.b) ) BB UBS., with registered office at Brigadeiro Faria Lima Avenue 4440, 7th floor, São Paulo, SP, CEP: 04538-132; (v.c) BRADESCO S.A. CTVM, with registered office at Paulista Avenue 1450, 3rd floor, São Paulo, SP, CEP: 01311-920; (v.d) CITIGROUP GM, with registered office at Paulista Avenue 1111, 14th floor, São Paulo, SP, CEP: 01311-920; (v.e) ITAU CV S.A, with registered office at Brigadeiro Faria Lima Avenue 3400, 10th floor, São Paulo, SP, CEP: 04538-132; (v.f) J. P. Morgan CCVM S.A., with registered office at Brigadeiro Faria Lima Avenue 3729, 13th floor (Parte), São Paulo, SP, CEP: 04538-905; (v.g) Merrill Lynch S/A CTVM, with registered office at Brigadeiro Faria Lima Avenue 3400, 18ᵗʰ floor, São Paulo, SP, CEP: 04538-132; v.(h) SANTANDER CCVM S.A., with registered office at Presidente Juscelino Kubitschek Avenue 2041 and 2235, 24th floor, São Paulo, SP, CEP: 04543-011; and (v.i) XP

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766Investimentos CCTVM, with registered office at Chedid Jafet Avenue 75, Torre Sul, São Paulo, SP, CEP: 04551-060. For the acquisition of American Depositary Receipts on the New York Stock Exchange, the brokers from the institutions abovementioned will be used, as well as the terms of Attachment 30-XXXVI of CVM Instruction 480/2009, which constitutes Exhibit I to these minutes (...).” I hereby attest that the item above reflects the decision taken by the Board of Directors.Rio de Janeiro, April 1ˢᵗ, 2021.Assinado digitalmente por LUIZ GUSTAVO GARIOLI GOUVEA:00486298710 Data: 2021.04.01 18:24:04 -03'00'Luiz Gustavo Gouvêa Secretary

Annex 30-XXXVI of Instrução CVM nº 480/209, as amended

1. Explain in detail the objective and economic effects expected from the transaction;	The buyback program at current market prices is an opportunity to purchase the shares and an important signal to the market on the attractiveness of Vale's shares, conveying the confidence the management has in the de-risking of the company. Expected economic effects are: (i) In case of cancelling, the resulting increase in the participation of remaining shareholders and amendment of the Bylaw to adjust the number of issued shares (ii) In case of alienation of shares, it is expected that the shares will be used in executive compensation programs for the next five years.
2. Inform the number of (i) floating shares and (ii) shares currently in treasury;	(i) 5.130.858.642 common shares (ii) 153.616.140 common shares
3. Inform the number of shares that may be repurchased or alienated;	Up to 270 million common shares may be repurchased. Up to 5.6 million shares of the acquired shares may be alienated. The balance between acquired shares and alienated or to be alienated shares through Vale's executive compensation programs will be cancelled.
4. Describe the main characteristics of the derivatives instruments that the company may use, if applicable;	Not applicable
5. Describe, if applicable, agreements or voting orientation that exists between the company and counterparties on the transaction;	Not applicable
6. If the trades are concluded outside of organized markets, inform:	Not applicable
a. maximum/minimum price by which shares will be acquired / sold;	Not applicable
b. if the case, the reasons for trades 10% above / below the ten business-days average price, weighted by volume	Not applicable
7. Inform, if applicable, the impacts that the program will have on the control of the company or its administrative control;	There is no expected relevant impact as the buyback will be made at market conditions.
8. Identify the counterparties, if known, and, if related party to the company, as defined by the accounting rules that regulate this matter, provide the information required by art.8 of CVM instruction 481, 12/17/2009;	Not applicable

9. Indicate the destination of the obtained proceeds, if applicable;	The shares eventually are alienated will be through the company executive compensation programs

10. Inform the maximum term for settling the authorized transactions;11. Nominate the institutions that will be intermediaries, if applicable;12. Inform the available resources to be used, as per art. 7º, § 1º, of Instrução CVM nº 567, de 09/17/2015. 13. Inform the reasons why the Board of Directors is comfortable that the repurchase of shares will not be harmful to the fulfillment of the obligations to the creditors, nor to the payment of mandatory dividends, minimum or fixedThe maximum period for settling will be 12 months, counting from the approval by the Board of Directors, with the share buyback program ending on April 1, 2022. a) Ágora CTVM, Av. Paulista, 1450, 3º andar, São Paulo / SP, CEP: 01310-917; b) BB UBS, Av. Brigadeiro Faria Lima, 4440 - 7º andar, São Paulo / SP, CEP: 04538-132; c) BRADESCO S.A. CTVM, com sede na Av. Paulista 1450, 7° andar, São Paulo / SP, CEP: 01310-100, d) CITIGROUP GM, com sede na Av. Paulista 1111, 14º andar (Parte), São Paulo / SP, CEP: 01311-920; e) ITAU CV S.A, com sede na Av. Brigadeiro Faria Lima 3400, 10° andar, São Paulo / SP, CEP: 04538-132; f) J. P. MORGAN CCVM S.A., com sede na Av. Brigadeiro Faria Lima 3.729, 13º andar (Parte), São Paulo / SP, CEP: 04538-905; g) Merrill Lynch S/A CTVM, Avenida Brigadeiro Faria Lima, 3400 - 18º Andar, São Paulo / SP, CEP 04538-132; h) SANTANDER CCVM S.A, com sede na Av. Presidente Juscelino Kubitschek 2041 e 2235, 24º andar, São Paulo / SP, CEP: 04543-011; e i) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul, São Paulo / SP, CEP: 04551-060.For the purchase of ADRs in the NYSE, the brokers from the above-mentioned institutions will be used The resources available in profit reserves or capital reserves of the last available financial statement will be used. The Board of Directors members are comfortable due to expected cash flow generation for 2021, being the repurchase program amount compatible with the financial situation of the company and not harmful to the capacity to fulfil the obligations to the creditors nor the payment of mandatory dividends, fixed or minimum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: April 01 2021